SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                              Commission File Number: 000-23291
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                           NOTIFICATION OF LATE FILING

     (Check One):
     |_| Form 10-K  |_| Form 11-K  |_| Form 20-F  |X| Form 10-Q  |_| Form N-SAR

     For Period Ended: September 30, 1998

     |_| Transition Report on Form 10-K
     |_| Transition Report on Form 20-F
     |_| Transition Report on Form 11-K
     |_| Transition Report on Form 10-Q
     |_| Transition Report on Form N-SAR

     For the Transition Period Ended: ____________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
________________________________________________________________________________
________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant  DigiTEC 2000, Inc.
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Former name if applicable
n/a
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Address of principal executive office (Street and number)
8 West 38th Street
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City, state and zip code  New York, NY 10018
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                                     PART II
                             RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X|   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   (b) The subject annual report, semi-annual report, transition report on
          Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|X|   (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
          has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      Registrant suffered the losses of its Vice President-Finance and its Controller during the fourth quarter of fiscal 1998. To date, the Company has hired only a Chief Financial Officer and remains understaffed in its financial positions. In addition, the Company encountered a computer system problem during the week ending November 13, 1998, which resulted in the loss of certain information and created the need for additional procedures to reconstruct the requisite information to complete the filing. For the foregoing reasons, the Company could not complete the filing within the prescribed time frame without unreasonable effort and expense.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

Charles N. Garber                                (212)        782-0858
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(Name)                                           (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                  |X| Yes |_| No

     (3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |X| Yes |_| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Registrant's sales will decrease from approximately $13.3 million for the period ended September 30, 1997 to approximately $6 million for the period ended September 30, 1998, and the Company will incur a loss of approximately $1.5 million for the period ended September 30, 1998 as compared to a profit of approximately $0.1 million for the period ended September 30, 1997. See Attachment for an explanation of the anticipated change.

                               DigiTEC 2000, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  November 16, 1998               By   /s/ Charles N. Garber
      -----------------                    ---------------------
                                      Name:  Charles N. Garber
                                      Title: Vice President and
                                             Chief Financial Officer

          Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
     Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)

                                   ATTACHMENT

                                  FORM 12b-25

The decrease in the Company's sales is due primarily to:

      1. The Company terminating, during the quarter ended December 31, 1997, the exclusivity clause in an agreement with a key master distributor who accounted for approximately $5.6 million sales for the quarter ended September 30, 1997, and the failure to fully replace the sales accounted for by the distributor.

      2. The Company's inability to market its new facilities-based pre-paid telephone cards as rapidly as planned, due to liquidity issues which precluded the Company from securing facilities as quickly as planned.

The loss of approximately $1.5 million incurred by the Company for the quarter ended September 30, 1998 as compared to a profit of approximately $0.1 million for the quarter ended September 30, 1997 is due primarily to a reduction in gross profit of approximately $0.8 million, from $1.1 million to $0.3 million, on the reduced sales in the current quarter, and an increase in selling, general and administrative expenses of approximately $0.7 million from approximately $0.9 million for the quarter ended September 30, 1997 to approximately $1.6 million for the quarter ended September 30, 1998. The increase in selling, general and administrative expenses is due primarily to:

      1. Increases in employee-related expenses of approximately $0.4 million as the employee base increased from 41 full-time employees on September 30, 1997 to 80 employees, including six part-time employees, on September 30, 1998.

      2. Increases in professional fees of approximately $0.2 million primarily due to increased legal costs due to litigation expense and regulatory filings, and increased expenses for accounting and corporate consulting.

Although selling, general and administrative expenses increased substantially as compared to the quarter ended September 30, 1997, the aggregate selling, general and administrative expenses are substantially less than either of the two prior calendar quarters.